N4 FINANCIAL, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2015

Expenses	
Professional fees	$ 9,600
Regulatory fees	2,605
Internet	592
Insurance expense	656
Rent	2,700
Other operating expenses	60
Total expenses	16,213
Income (loss) before interest and income taxes	(16,213)
Interest income	252
Net Income	$ (15,961)

See accompanying notes to financial statements.